EXHIBIT 2.1

FIRST AMENDMENT TO
AGREEMENT AND PLAN OF MERGER

THIS FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER (this “Amendment”), effective as of October 17, 2014 (the “Effective Date”), is by and among MACKINAC FINANCIAL CORPORATION, a Michigan corporation, with its principal offices at 130 South Cedar Street, Manistique, MI 49854 (“Mackinac”), PFC ACQUISITION, LLC, a Michigan limited liability company, with its principal offices at 130 South Cedar Street, Manistique, MI 49854 (“PFC”), and PENINSULA FINANCIAL CORPORATION, a Michigan corporation, with its principal offices at 100 South Main Street, Ishpeming, MI 49849 (“Peninsula”). Mackinac, PFC and Peninsula are sometimes individually referred to herein as a “Party” or collectively referred to herein as the “Parties”.

RECITALS

WHEREAS, the Parties have entered into that certain Agreement and Plan of Merger dated as of July 18, 2014 (the “Agreement”); and

WHEREAS, the Parties desire to amend the Agreement pursuant to the terms and conditions of this Amendment.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and conditions set forth below, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.                                 DEFINITIONS. Unless otherwise defined in this Amendment, all capitalized terms herein shall have the meanings ascribed to them in the Agreement.

2.                                 CONSIDERATION. The Parties agree that the consideration for this Amendment consists of the mutual benefits arising from the modifications set forth below.

3.                                 ELECTION PROCEDURES. Section 1.7(g) is amended and restated in its entirety as follows:

“(g)                          Election Procedures.

(i)                                    Notwithstanding any other provision contained in this Agreement, the total number of shares of Peninsula Common Stock to be converted into Per Share Cash Consideration pursuant to Section 1.7(c) (the “Cash Conversion Number”) shall not exceed the lesser of (x) 35% of the number of shares of Peninsula Common Stock outstanding immediately prior to the Effective Time and (y) the number of shares, as determined in the reasonable discretion of each of Honigman Miller Schwartz and Cohn LLP and Godfrey & Kahn, S.C., that may be exchanged for cash without preventing or impeding the delivery of the opinions set forth in Section 7.2(d) and Section 7.3(d) that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.  All of the other shares of Peninsula Common Stock (except for shares of Peninsula Common Stock owned directly by Peninsula or Mackinac) shall be converted into the Stock Consideration.  If the Cash Conversion Number determined under clause (y) above is less than the Cash Conversion Number determined pursuant to (x) above, any Mackinac Common Stock issued as a result of the reduction in the Cash Conversion Number attributable to such difference shall be valued at the Average Closing Price rather than the Mackinac Share Value for purposes of determining the Exchange Ratio used in determining the Stock Consideration; provided, however, each of Honigman Miller Schwartz and Cohn LLP and Godfrey & Kahn, S.C., shall be permitted to make such further adjustments, as determined in their reasonable discretion and mutually agreed to, regarding the number of shares that may be exchanged for cash without preventing or impeding the delivery of the opinions set forth in Section 7.2(d) and Section 7.3(d) that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

(ii)                                Within five (5) business days after the Closing Date, Mackinac shall cause the Exchange Agent to effect the allocation among holders of Peninsula Common Stock of rights to receive the Per Share Cash Consideration and the Stock Consideration in accordance with this Section 1.7(g)(ii). If the aggregate number of shares of Peninsula Common Stock with respect to which Cash Elections shall have been made (the “Cash Election Number”) exceeds the Cash Conversion Number, then all Stock Election Shares and all Non-Election Shares of each holder thereof shall be converted into the right to receive the Stock Consideration, and the Cash Election Shares of each holder thereof will be converted into the right to receive the Per Share Cash Consideration in respect of that number of Cash Election Shares equal to the product obtained by multiplying (x) the number of Cash Election Shares held by such holder by (y) a fraction, the numerator of which is the Cash Conversion Number and the denominator of which is the Cash Election Number, with the remaining number of such holder’s Cash Election Shares being converted into the right to receive the Stock Consideration.”

4.                                 PENINSULA SHAREHOLDERS’ TRUST. Section 6.22 of the Agreement is hereby deleted in its entirety.

5.                                 CONDITIONS TO OBLIGATIONS OF MACKINAC. Section 7.2(g) of the Agreement is hereby deleted in its entirety.

6.                                 TERMINATION. Section 8.1 is amended and restated in its entirety as follows:

“8.1                         TERMINATION.  This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the shareholders of Peninsula:

(a)                                 by mutual written consent of Peninsula and Mackinac;

(b)                                 by either Peninsula or Mackinac, if the Closing shall not have occurred on or before End Date (provided that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose action or failure to act has been the cause of or resulted in the failure of the Closing to occur on or before such date and such action or failure to act constitutes a breach of this Agreement);

(c)                                  by either Peninsula or Mackinac, if any Regulatory Approval required to be obtained pursuant to Section 7.1(b) has been denied by the relevant Governmental Entity and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final, nonappealable injunction permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement;

(d)                                 by Peninsula, if Mackinac has breached or is in breach of any representation, warranty, covenant or agreement on the part of Mackinac contained in this Agreement in any respect, which breach would, individually or together with all such other than uncured breaches by Mackinac, constitute grounds for the conditions set forth in Section 7.3(a) or 7.3(b) not to be satisfied on the Closing Date and such breach is not cured prior to the earlier of (i) the End Date and (ii) the thirtieth Business Day after written notice thereof to Mackinac or by its nature or timing cannot be cured within such time period;

(e)                                  by Mackinac, if Peninsula has breached or is in breach of any representation, warranty, covenant or agreement on the part of Peninsula contained in this Agreement in any respect, which breach would, individually or together with all such other than uncured breaches by Peninsula, constitute grounds for the conditions set forth in Section 7.2(a) or 7.2(b) not to be satisfied on the Closing Date and such breach is not cured prior to the earlier of (i) the End Date and (ii) the thirtieth Business Day after written notice thereof to Peninsula or by its nature or timing cannot be cured within such time period;

(f)                                   by Mackinac, if Peninsula has (i) failed to make the Peninsula Board Recommendation or has withdrawn, modified or qualified, or proposed or resolved to withdraw, modify or qualify, such recommendation in a manner adverse to Mackinac, (ii) failed to reaffirm (publicly, if so requested by Mackinac) the Peninsula Board Recommendation within ten Business Days after the date any Acquisition Proposal (or material modification thereto) is first publicly disclosed, (iii) failed to comply with its obligations under Section 6.3(b), 6.3(c) or 6.9 or (iv) approved, recommended or endorsed (or in the case of a tender or exchange offer, failed to promptly recommend rejection of), or proposed or resolved to recommend or endorse (or in the case of a tender or exchange offer, failed to promptly recommend rejection of), an Alternative Transaction or Acquisition Proposal involving Peninsula; or

(g)                                 (i) by Mackinac, if the Requisite Shareholder Approval shall not have been obtained at the Peninsula Shareholders’ Meeting, (ii) by Mackinac or Peninsula, if the Requisite Shareholder Approval shall not have been obtained at the Peninsula Shareholders’ Meeting and a No-Match Event shall have occurred and (iii) by Mackinac or Peninsula, if the Requisite Shareholder Approval shall not have been obtained at the Second Peninsula Shareholders’ Meeting.

(h)                                 By Peninsula, if both of the following conditions are satisfied:

(i)                                    The number obtained by dividing the Average Closing Price by $13.45 is less than 0.85; and

(ii)                                the number obtained by dividing the average closing price by $13.45 is less than the number obtained by (x) dividing the final index price by the initial index price (the “Index Ratio”) and (y) then multiplying the index ratio by 0.85, subject, however, to the following two sentences.  Peninsula must elect to terminate this Agreement under this Section 8.1(h) within two Business Days after the Determination Date.  If Peninsula elects to exercise its termination right pursuant to this Section 8.1(h), it shall give written notice to Mackinac (provided that such notice of election to terminate may be withdrawn at any time within the aforementioned two-Business Day period).  Within one Business Day following its receipt of such notice, Mackinac shall have the option to increase, at Mackinac’s election, either the Per Share Cash Consideration or the Stock Consideration by an amount equal to the Pricing Differential, provided, however, that Mackinac shall not be permitted to increase the Per Share Cash Consideration in a manner that would cause the failure of the condition set forth in Section 7.2(d) and Section 7.3(d) hereof and Mackinac shall be permitted to increase the Stock Consideration in a manner that would result in the satisfaction of the condition set forth in Section 7.2(d) and Section 7.3(d) hereof (taking into account clause (y) of Section 1.7(g)(i)).  If Mackinac so elects, it shall give written notice to Peninsula of such election and the amount of the increase in the Per Share Cash Consideration or the Stock Consideration, as the case may be, within the one Business Day period following its receipt of notice of termination from Peninsula, whereupon no termination shall have occurred pursuant to this Section 8.1(h) and this Agreement shall remain in effect in accordance with its terms (except that the Per Share Cash Consideration or Stock Consideration and the corresponding total Merger Consideration shall have increased as provided herein).  If Mackinac elects the pay the Pricing Differential by increasing the Stock Consideration, the number of additional shares of Mackinac Common Stock issuable in connection with the payment of the Pricing Differential shall be based upon the Average Closing Price.  For purposes of clarity, notwithstanding anything set forth in this Section 8.1(h), clause (y) of Section 1.7(g)(i) shall continue to apply.

As used herein, the following terms shall have the meanings indicated:

“Average Closing Price” shall mean the volume weighted average price per share of the Mackinac Common Stock (based on “regular way” trading on the NASDAQ Stock Market only) over the twenty consecutive Trading Days ending on the Trading Day immediately prior to the Determination Date, as calculated by Bloomberg Financial LP under the function “VWAP”.

“Determination Date” shall mean the fourth Business Day immediately prior to the Closing Date, or if such day is not a trading day on the NASDAQ Stock Market, then the trading day immediately preceding such day.

“Final Index Price” shall mean the average of the Index Prices for the 20 consecutive Trading Days ending on the Trading Day immediately prior to the Determination Date.

“Index Group” shall mean the NASDAQ Bank Index.

“Index Price” shall mean the closing price of the Index Group on any applicable Trading Day.

“Initial Index Price” shall mean $2,506.35, which is the closing price of the Index Group on the last Trading Day immediately preceding the date of this Agreement.

“Pricing Differential” shall mean the amount equal to the product of (a) the Exchange Ratio and (b) the difference between (i) $11.43 and (ii) the Average Closing Price.

“Trading Day” means any day on which the NASDAQ Stock Market is open for trading; provided that, a “Trading Day” only includes those days that have a scheduled closing time of 4:00 p.m. (New York City time).

If Mackinac declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Determination Date, the prices for the Mackinac Common Stock and other values used in this Section 8.1(h) shall be appropriately adjusted for the purposes of applying Section 1.7 and this Section 8.1(h) as necessary to preserve the relative economic benefit to the Parties.”

7.                                 INDEMNIFICATION AGREEMENT. Exhibit D of the Agreement is hereby deleted in its entirety.

8.                                 BINDING AGREEMENT. All of the terms and provisions of this Amendment shall be binding upon the Parties hereto and their respective successors and assigns, and shall inure to the benefit of the Parties hereto and their respective successors and assigns.

9.                                 COUNTERPARTS. This Amendment may be executed in multiple counterparts and transmitted by facsimile, by electronic mail in portable document format (“PDF”) form or by any other electronic means intended to preserve the original graphic and pictorial appearance of a Party’s signature, with each such counterpart, facsimile or PDF signature constituting an original and all of which together constituting one and the same original.

10.                          CONTINUING VALIDITY. Except as expressly modified by this Amendment, the terms and conditions of the Agreement will remain unchanged and in full force and effect, and are expressly incorporated by reference in this Amendment.  In the event of a conflict between the terms of this Amendment and the Agreement, the terms of this Amendment will prevail.

[signatures on following page]

IN WITNESS WHEREOF, the Parties hereto have caused this Amendment to be executed by their respective officers thereunto duly authorized as of the date first above written.

MACKINAC FINANCIAL CORPORATION

By:	/s/ Kelly W. George
	Name:	Kelly W. George
	Title:	President

PFC ACQUISITION, LLC

By:	/s/ Kelly W. George
Name:	Kelly W. George
Title:	President
Mackinac Financial Corporation, its sole member

PENINSULA FINANCIAL CORPORATION

By:	/s/ John Jilbert
Name:	John Jilbert
Title:	Chairman of Peninsula Financial Corporation